Exhibit 12.1

The Manitowoc Company, Inc.
Statement of Computation of Ratio of Earnings to Fixed Charges
(in millions, except ratio data)

	For the Year Ended December 31,
	2016	2015	2014	2013	2012
(Loss) income from continuing operations before taxes (1)	$(268.1)	$(111.0)	$(20.4)	$13.8	$(47.0)
Fixed charges	49.9	109.1	108.5	145.3	153.7
Total (loss) income available for fixed charges	$(218.2)	$(1.9)	$88.1	$159.1	$106.7
Fixed charges:
Interest expense	$39.6	$95.6	$92.8	$127.4	$134.1
Amortization of deferred financing fees	2.2	4.2	4.4	7.0	8.2
Portion of rent deemed interest factor (2)	8.1	9.3	11.3	10.9	11.4
Total fixed charges	$49.9	$109.1	$108.5	$145.3	$153.7
Ratio of (loss) income to fixed charges	*	**	***	1.1x	****
Notes for explanations:
(1) 2016 and 2015 amounts include the impact of non-cash impairment changes of $96.9 million and $15.3 million, respectively.
(2) One-third of all rent expense is deemed representative of the interest factor.
* The ratio coverage for the year ended December 31, 2016 was less than 1:1. The Company would have needed to generate additional earnings of $268.1 million to achieve a ratio coverage of 1:1 for the year ended December 31, 2016.
** The ratio coverage for the year ended December 31, 2015 was less than 1:1. The Company would have needed to generate additional earnings of $111.0 million to achieve a ratio coverage of 1:1 for the year ended December 31, 2015.
*** The ratio coverage for the year ended December 31, 2014 was less than 1:1. The Company would have needed to generate additional earnings of $20.4 million to achieve a ratio coverage of 1:1 for the year ended December 31, 2014.
**** The ratio coverage for the year ended December 31, 2012 was less than 1:1. The Company would have needed to generate additional earnings of $47.0 million to achieve a ratio coverage of 1:1 for the year ended December 31, 2012.